# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Medicus Pharma Ltd., CIK 0001997296
CUSIP: 58471K202
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: 300 CONSHOHOCKEN STATE RD., SUITE 200, W. Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-002235
Filed by CIK 0001601086

## Reporting persons
- Armistice Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 935,724; sole dispositive power 0; shared dispositive power 935,724; aggregate amount beneficially owned 935,724 (4.99% of the class)
- Steven Boyd: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 935,724; sole dispositive power 0; shared dispositive power 935,724; aggregate amount beneficially owned 935,724 (4.99% of the class)

## Item 1. Issuer
Name of issuer: Medicus Pharma Ltd.
Address of issuer's principal executive offices: 300 CONSHOHOCKEN STATE RD., SUITE 200, W. CONSHOHOCKEN, PA, 19428

## Item 2. Person Filing
Name of person filing:
Armistice Capital, LLC
Steven Boyd

Collectively, the "Reporting Persons"
Address of principal business office or, if none, residence:
Armistice Capital, LLC
510 Madison Avenue, 7th Floor
New York, New York 10022
United States of America

Steven Boyd
c/o Armistice Capital, LLC
510 Madison Avenue, 7th Floor
New York, New York 10022
United States of America
Citizenship: Armistice Capital, LLC - Delaware; Steven Boyd - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 935,724
Percent of class: 4.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 935,724
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
935,724

The percentage of Shares reported to be beneficially owned by the Reporting Persons are based on information from the Issuer.

Option 2: The percentage of Shares reported to be beneficially owned by the Reporting Persons are based on information from the Issuer.

Armistice Capital, LLC ("Armistice Capital") is the investment manager of Armistice Capital Master Fund Ltd. (the "Master Fund"), the direct holder of the Shares, and pursuant to an Investment Management Agreement, Armistice Capital exercises voting and investment power over the securities of the Issuer held by the Master Fund and thus may be deemed to beneficially own the securities of the Issuer held by the Master Fund. Mr. Boyd, as the managing member of Armistice Capital, may be deemed to beneficially own the securities of the Issuer held by the Master Fund. The Master Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Master Fund, a Cayman Islands exempted company that is an investment advisory client of Armistice Capital, has the right to receive dividends from, or the proceeds from the sale of, the reported securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 14, 2025

Armistice Capital, LLC
By: /s/ Steven Boyd
Steven Boyd - Managing Member

Steven Boyd
By: /s/ Steven Boyd

## Signatures
- Armistice Capital, LLC: /s/ Steven Boyd, Steven Boyd - Managing Member (08/14/2025)
- Steven Boyd: /s/ Steven Boyd, Steven Boyd (08/14/2025)